UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On December 16, 2020, Medigus Ltd. issued a press release titled: “Medigus Announces Exercise and Closing of Underwriter’s Over-Allotment Option.” A copy of this press release is furnished herewith as exhibit 99.1.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: December 16, 2020	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Announces Exercise and Closing of Underwriter’s Over-Allotment Option,” dated December 16, 2020.

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